Exhibit 99.2

Kimber Resources Inc.

Management’s Discussion and Analysis

Report for the three and nine month periods ended March 31, 2009

The following management’s discussion and analysis of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three and nine month periods ended March 31, 2009 and covers information up to the date of this report. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated May 8, 2009.

Introduction

Kimber Resources Inc. is an advanced gold-silver exploration company focused in Mexico seeking to grow shareholder value by building gold and silver mineral resources through strong exploration.

Kimber’s strategy is to excel as an exploration company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber owns three exploration projects located in Mexico. The most advanced project is Monterde, which is 29,266 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometers of each other. Kimber is currently advancing the Monterde project so that the full value can be realized.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE AMEX under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

The net loss for the three month period ended March 31, 2009 was $728,081 or $0.01 per common share compared with $658,884 or $0.01 per share for the three months ended March 31, 2008.

Kimber recorded a stock based compensation expense of $210,523 during the three months ended March 31, 2009. This expense comprised of $160,279 for stock options granted during the period and $50,244 for stock options previously granted but for which the full fair value had not yet been fully amortized. This is a non-cash expense and does not affect Kimber’s cash from operations. Without this non-cash expense, Kimber would have recorded a loss of $517,558 or $0.01 per share during the quarter.

A summary of unproven mineral right interests for the current and comparable periods is included in the table below:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Unproven mineral right interests

Property acquisition and taxes	$40,002	$38,782
Exploration and Engineering	873,024	883,423
Total costs	$913,026	$922,205

Exploration and Engineering, by location
Monterde	$766,251	$845,719
Pericones	106,773	21,667
Setago	-	16,037
Total	$873,024	$883,423

Monterde costs include
Assays	$81,681	$-
Drilling	-	62,142
Engineering	121,832	64,734
Geological, geophysical	377,070	341,556
Other categories	185,668	377,287
Total	$766,251	$845,719

Salary and benefits expenses increased to $249,896 in the three months ended March 31, 2009 from $205,746 in the three months ended March 31, 2008.

Legal, audit and consulting fees increased to $113,919 for the quarter ended March 31, 2009 as compared to $55,803 for the comparable period ended March 31, 2008. The increase is attributable to an increase in fees payable for external assistance with internal control over financial reporting work, accounting advisory services and legal fees.

Investor relations and shareholder communications expenses decreased to $5,535 in the three months ended March 31, 2009 from $7,005 in the three months ended March 31, 2008 due to lower investor related publication costs.

Kimber recorded a loss from foreign exchange of $11,352 during the three months ended March 31, 2009 compared to a loss of $3,360 in the period ended March 31, 2008. The loss or gain comes from funds advanced to Mexico during the current and previous periods that have changed in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar.

Summary of Quarterly Results for periods ended June 30, 2007 to March 31, 2009

	Q3 Mar31/09	Q2 Dec31/08	Q1 Sep30/08	Q4 Jun30/08
Interest income	$8,790	$15,706	$8,202	$43,525
Total Loss	$(728,081)	$(628,006)	$(504,363)	$(778,293)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q3 Mar31/08	Q2 Dec31/07	Q1 Sep30/07	Q4 Jun30/07
Interest income	$27,936	$43,653	$58,079	$66,890
Total Loss	$(658,884)	$(661,099)	$(839,649)	$(2,051,271)
Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.04)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow Kimber to undertake further development and exploration on its properties.

Income for Kimber is from interest and gains received on cash or short-term investments classified as cash and cash equivalents. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than from interest received on cash balances.

Financial Condition

At March 31, 2009, Kimber had working capital of $4,449,763 (June 30, 2008 - $4,142,653). The change in working capital is the result of the financing in September 2008. During the three months ended March 31, 2009, Kimber did not issue any shares and no options were exercised.

Current liabilities were $473,963 at March 31, 2009 compared to $815,757 as at June 30, 2008. The decrease was due to lower Mexican accounts payable due to no drilling and reduced assay activity. Kimber has no long-term indebtedness or long-term obligations.

Cash Flows

Kimber generates cash inflow from selling its shares either through financings or the exercise of stock options and stock warrants. There is a liquidity risk that these warrants and options may not be exercised if the price of Kimber’s shares falls below the exercise price due to market conditions.

Amounts receivable decreased to $274,523 at March 31, 2009 from $914,474 at June 30, 2008, primarily attributable to recoveries for IVA tax receivable from the Government of Mexico. With lower expenditures on drilling and other exploration activities in Mexico, the amount of IVA recoverable has decreased. The receivable for IVA is 15% of expenditures incurred in Mexico. As at March 31, 2009, five months (November to March inclusive) of IVA were receivable in respect of the Monterde property, the majority of the receivable. The June 30, 2008 balance included a deposit of $254,025 with a drilling company which was subsequently returned to Kimber.

Prepaid expenses, which relate primarily to insurance policies and stock exchange filing fees, increased to $103,009 as at March 31, 2009 from $81,194 at June 30, 2008 due to the payment of annual insurance premiums during February 2009.

Property acquisition costs incurred for concession taxes on the Monterde ($33,408), and Pericones ($6,594) properties were paid during the three months ended March 31, 2009.

During the three months ended March 31, 2009 no options or warrants were exercised.

Financings

No financings were completed during the three months ended March 31, 2009.

On September 24, 2008 Kimber closed a private placement consisting of four million units at a price of $1.25 per unit for gross proceeds of $5 million. Each unit consisted of one common share plus one half non transferable common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at $1.80 for a two year period commencing September 24, 2008. Fees related to the placement totalled $363,529. These fees consisted primarily of finder’s fees of $332,500 being 7% on certain of the proceeds, as well as legal and regulatory costs.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones properties.

Kimber leases its premises under an operating lease which expires in the fiscal year ending June 30, 2011.  Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2009 to 2011 totalling $226,534. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at March 31, 2009, Kimber had Canadian Government 30 to 60 day Treasury Bills totalling approximately $4.40 million, cash of $0.14 million, $0.27 million in amounts receivable and an estimated $0.47 million in accounts payable and accrued liabilities.

Based on the current cash resources, management believes that it has sufficient cash to complete planned expenditures to March 31, 2010. Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to this date. Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. It covers 29,266 hectares in claims which stretch for 37 kilometres along the trend of mineralization. Access to the developed part of the property is by 230 km of paved highway from Chihuahua City followed by 35 km of logging road from San Rafael, where access to railroad facilities and electrical power is also available.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. In its northern part, three mineral deposits, the Carmen, Carotare, and Veta Minitas have been developed to the point of having gold and silver mineral resources, most of them in the Measured and Indicated categories. Details of these mineral resources are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, and displayed on Kimber’s website. The designated Qualified Persons responsible for each of the mineral resource statements are also stated in the Form 20-F Annual Report.

The principal deposit is the Carmen on which 595 holes have been drilled. Like many other gold-silver deposits in the Sierra Madre, it falls in the category of oxidized, low sulphidation, epithermal mineral deposits. There are two satellite deposits: the Veta Minitas which is 250 metres south-west of Carmen, and the Carotare, two kilometres to the west of Carmen.

P. H. Marius Maré, M.Sc., P.Geo., Vice President of Exploration is responsible for Quality Control and is the designated Qualified Person responsible for the technical disclosure in this MD&A.

Monterde –Carmen

During April 2008, a diamond drill rig capable of drilling in excess of 800 metres was mobilized to the Monterde property. A total of 18 holes (8,023 metes of core) were completed between April and July 2008 including two holes for grade comparison with previous reverse circulation drill holes. The principal objective of the drilling was to test for the down dip continuity of mineralization at Carmen.

In a number of the holes drilled in the 2008 program at Carmen, high-grade gold-silver mineralization was intercepted on certain sections at considerably greater depths than in previous drilling. Full details of all significant drill results can be seen in the press releases issued between June and December 2008.

Aside from drilling during 2008, the principal focus on the Carmen deposit has been to compile all geologic data (from drill holes, mapping and sampling) so that greater detail can be applied to resource estimates (for both open pit and underground mining) and to the distribution of high and low recovery zones for silver within the deposit. This definitive geologic compilation and the accompanying interpretation are pre-requisites for the next resource estimates and for all economic studies to follow.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit on the Monterde property. The Veta Minitas area is underlain by felsic volcanic tuffs, breccias and intrusive rocks, with minor andesite flows; the same package of rocks hosting the Carmen deposit. The Veta Minitas mineralization occurs in shear zones within the felsic volcanic package, and is characterized by strong oxidation and silicification. The mineralization occurs in two main zones, known as Central and East.

To date 13,389 metres in 61 holes have been drilled on Veta Minitas. The two diamond drill holes drilled  at Veta Minitas in July 2008, for a total of 936 metres, were designed to drill test the Central mineralized zone at depth and then to continue down to the East zone, which has been tested in three previous holes. The East zone is a gold-enriched system (relative to the Central zone) that does not extend to surface. The results of the 2008 drilling, on top of those from 2006, suggest good vertical continuity of the two systems, with increasing gold to silver ratios to depth. A model of the geology and mineralization at Veta Minitas is being prepared.

Monterde – Carotare

There have been 85 holes using RC and diamond core drills, totalling 18,209 metres, drilled on Carotare to date.  The Carotare deposit occurs approximately 800 metres stratigraphically below El Carmen and is located in the tuff breccia which hosts a significant portion of the El Carmen deposit. Mineralization is characterized by high grade gold associated with base metal sulphide mineralization. A significant zone of high grade mineralization has been discovered on the central part of the grid and future drilling is likely warranted to extend this mineralization. A model of the geology and mineralization at Carotare is being completed.

Pericones

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Previous work by Kimber returned significant silver grades and work in 2008 has returned good results. The 100% owned Pericones Property was originally 6,300 hectares in size. An additional concession was granted to Kimber in 2007 and the Pericones Property now comprises 11,890 hectares. The Pericones Property was acquired through staking and covers areas of sedimentary and volcanic rock.

There are four principal areas identified as exploration targets so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. These four areas of alteration and old workings exhibit mineralization associated with veins and shears comprising mostly silver with some gold. A program of rock sampling, prospecting and alteration mapping was initiated in March 2008 and carried on until early 2009.  The initial geological assessment is favourable and assay results from surface and adit sampling are encouraging with more work planned. Subject to further geological analyses of Pericones and the receipt of all necessary permits and approvals, a drill program at Pericones is being prepared.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,068 hectares, lies approximately 24 kilometres to the west of Monterde. The Setago Property covers well-altered Tertiary volcanics of the Upper Volcanic Series (similar to Monterde). Alteration types include argillic, alunitic, pyrophyllitic and silicification, together with siliceous breccias, quartz vein stockworks and extensive iron oxide. Several prominent colour anomalies have been noted in recent visits to the property. Colour anomalies of the types noted at Setago are often associated with epithermal gold and silver deposits in Mexico.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging has been undertaken to date. At March 31, 2009, over 96% of Kimber’s funds were invested in Canadian Government 30 to 60 day Treasury bills.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries can be parties to certain claims incurred in the normal course of business. At the current time management believes there are no claims which will have a material impact on the results of operations or financial position of Kimber.

Adoption of new accounting standards

Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i) Capital Disclosures

Section 1535, “Capital Disclosures”, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes information regarding Kimber’s objectives, policies and processes for managing capital, whether there any externally imposed capital requirements and implications of any non-compliance. The new disclosures are provided in Note 10.

ii) Financial Instruments – Disclosures and Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new Sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks. The new disclosures are provided in Notes 11 and 12.

iii) Assessing going concern

Effective July 1, 2008, Kimber adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. This amended Section includes requirements for management to assess and disclose an entity’s ability to continue as a going concern, and if applicable, management’s plans to address any going concern issues. The adoption of this standard has no material impact on Kimber’s financial statements.

Recent accounting pronouncements

i) CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber is July 1, 2009. This standard is not expected to impact Kimber’s financial statements.

ii) CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January1, 2011 with earlier application permitted. Effective January 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

iii) International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011 with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. Kimber is developing an IFRS conversion plan and anticipates that there will be changes in its accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time.

Internal Controls Over Financial Reporting

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining internal controls over financial reporting. Kimber’s management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The control framework management used to design the issuer’s internal controls over financial reporting is the Committee of Sponsoring Organizations of the Treadway Committee (COSO) control framework. Management did not identify material weaknesses relating to the design of internal controls over financial reporting existing at the end of the period covered by this interim filing.

Because of the inherent limitations of internal controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the design of internal controls over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no material changes in Kimber’s internal controls over financial reporting that occurred since the beginning of Kimber’s fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect Kimber’s internal controls over financial reporting.

Disclosure Controls and Procedures

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures. Kimber’s management, as at the end of the period covered by this interim filing, designed disclosure controls and procedures to provide reasonable, but not absolute, assurance that (i) material information relating to the issuer is made known to management by others and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Disclosure controls and procedures provide only a reasonable level of assurance that they are effective.

Accordingly, they may not detect that all disclosure requirements have not been met. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outstanding Share Data

Kimber has one class of shares and at March 31, 2009 and at May 8, 2009, Kimber had 62,086,620 common shares issued and outstanding.

On January 30, 2009 Kimber announced the grant of an additional 1,370,000 options to employees, directors and consultants. The total number of options outstanding as at March 31, 2009 was 4,112,000 being 6.6% of the common shares outstanding. Of the 4,112,000 options outstanding to employees, directors and consultants 2,863,666 had vested at March 31, 2009.

Kimber had 6,000,000 warrants outstanding as at March 31, 2009. 4,000,000 warrants were issued on March 11, 2008 and expire on March 11, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.25. 2,000,000 warrants were issued on September 24, 2008 and expire on September 24, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks are discussed below and also in the notes to the financial statements.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso.  Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances.  Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.